UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

PART I - REGISTRANT INFORMATION

Angeion Corporation ("Registrant")
Full Name of Registrant

Not applicable
Former Name if Applicable

350 Oak Grove Parkway
Address of Principal Executive Office (Street and Number)

Saint Paul, MN 55127-8599
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                At March 31, 2002, the Company had $20,198,000 in Senior Convertible Notes (“Notes”) due April 2003 outstanding.  As previously disclosed in its Form 10-KSB for the year ended December 31, 2001, the Company is currently engaged in negotiations with the Noteholders to restructure the debt represented by the Notes.  If the Company is successful in restructuring the terms of the debt, it would have a significant impact on the Company’s future operations and capital resources.

                Although the Company has cash and cash equivalent of $1.8 million at March 31, 2002, the Company, after consultation with a Special Ad Hoc Informal Committtee (“Committtee”) representing the majority in principal amount of the Noteholders, did not make the April 15, 2002, $757,425 interest payment on the indebtedness, pending continuing discussions and negotiations with the Committtee regarding restructuring of the indebtedness.

                On May 15, 2002, the Company entered into a Forbearance Agreement with the Trustee on behalf of the Noteholders.  Under the Forbearance Agreement, the Trustee, upon direction of a majority in principal of the Noteholders, has agreed to forbear until June 17, 2002 from accelerating the Indebtedness or enforcing the other provisions of the Indenture with respect to the Event of Default caused by the nonpayment of the interest due April 15, 2002.  The Company expects to reach an agreement with respect to restructuring the debt during the forbearance period.

                The Company expects to report revenue of $4,034,000 for the three months ended March 31, 2002 compared to $4,061,000 for the same period in 2001.  The Company expects to report a net loss of $1,054,000 for the three months ended March 31, 2002 compared to a net loss of $1,323,000 for the same period in 2001.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dale H. Johnson	(651)	766-3492
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANGEION CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2002	By	/s/ Dale H. Johnson
Dale H. Johnson
Its Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).